UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-5418

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SUPERVALU STAR 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SUPERVALU INC.
11840 Valley View Road
Eden Prairie, Minnesota 55344

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2008	14

SIGNATURES	15

EXHIBIT —

Ex-23.1 Consent of Independent Registered Public Accounting Firm	16

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Benefit Plans Committee of SUPERVALU INC.
SUPERVALU STAR 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the SUPERVALU STAR 401(k) Plan (formerly the SUPERVALU Pre-Tax Savings and Profit Sharing Plan) (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG
Minneapolis, Minnesota
June 29, 2009

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND DECEMBER 31, 2007

	2008	2007
ASSETS:
Plan’s interest in Master Trusts, at fair value:
Bank of New York Master Trust	$—	$915,991,949
Fidelity Master Trust	—	2,797,745,464
State Street Master Trust	4,220,249,083	2,055,602,833

Total interest in Master Trusts	4,220,249,083	5,769,340,246

Loans to participants	178,156,799	168,441,337
Employer contribution receivable	3,206,301	82,654,941

Total assets	4,401,612,183	6,020,436,524

LIABILITIES — Administrative expenses payable	(884,014)	(2,110,513)

NET ASSETS AVAILABLE FOR BENEFITS BEFORE ADJUSTMENTS	4,400,728,169	6,018,326,011

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	54,497,647	7,127,510

NET ASSETS AVAILABLE FOR BENEFITS	$4,455,225,816	$6,025,453,521

See accompanying notes to the financial statements.

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
Investment income (loss):
Plan’s interest in State Street Master Trust investment loss	$(1,434,209,076)
Interest on loans to participants	8,601,141

Net investment loss	(1,425,607,935)

Contributions:
Employer	95,067,208
Participants’	181,340,438

Total contributions	276,407,646

Plan mergers	58,176,728

Total additions, net of investment loss	(1,091,023,561)
DEDUCTIONS:
Benefits paid to participants	(474,066,253)
Administrative expenses	(5,137,891)

Total deductions	(479,204,144)

NET DECREASE	(1,570,227,705)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	6,025,453,521

End of period	$4,455,225,816

See accompanying notes to the financial statements.

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007,
AND FOR THE YEAR ENDED DECEMBER 31, 2008
1.	Description of Plan
The following description of the SUPERVALU STAR 401(k) Plan, formerly the SUPERVALU Pre-Tax Savings and Profit Sharing Plan (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was established for eligible full time and part time employees of SUPERVALU INC. and certain subsidiaries (“SUPERVALU” or the “Company”). Plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of 21. Employees of collectively bargained units may become eligible and participate in the Plan under alternative eligibility rules.
Plan Mergers
Effective April 1, 2008, the West Coast Grocery Divisions Profit Sharing Plan was merged into the Plan and assets of $32,958,142 were transferred into the SUPERVALU INC. Master Investment Trust held by State Street Corporation, the trustee (“State Street Master Trust”).
Effective July 1, 2008, the Metro Food Stores 401(k) Plan and the Shoppers Food Warehouse Bargaining Employees 401(k) PLAN were merged into the Plan and assets of $7,632,834 and $16,869,340, respectively, were transferred into the State Street Master Trust.
Effective October 1, 2008, the Foodland Distributors Future Plus Plan was merged into the Plan and assets of $716,413 were transferred into the State Street Master Trust.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, and an allocation of Plan earnings, and charged with administrative expenses at a fixed rate. Allocations are based on participant earnings or contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct their accounts into one or more of the funds within the State Street Master Trust.
Participant accounts from the Albertsons Savings and Retirement Estates, the Albertsons Savings and Retirement Estates II, the SUPERVALU Retail Employees’ 401(k) Plan, SUPERVALU Wholesale Employees’ 401(k) Plan, and Pittsburgh Division Profit Sharing Plan were transferred into the Pre-Tax Savings and Profit Sharing Plan on December 31, 2007.
Effective January 1, 2008, the Pre-Tax Savings and Profit Sharing Plan was renamed the SUPERVALU STAR 401(k) Plan.
On January 1, 2008, the recordkeeper for the Plan was changed to ING.
In January 2008, the assets held in the SUPERVALU INC. 401(k) Master Trust held by Bank of New York, the trustee (“Bank of New York Master Trust”) and the ABS Retirement Master Trust held by Fidelity Management Trust Company, the trustee (“Fidelity Master Trust”) (collectively, along with the State Street Master Trust, the “Master Trusts”) were transferred to the State Street Master Trust. Participant balances previously invested in assets held by the Bank of New York Master Trust and the Fidelity Master Trust were transferred into funds at the State Street Master Trust as directed by the participants.
Contributions
Upon initial enrollment, employees are automatically enrolled with a 3% employee contribution in the Plan after satisfying the eligibility rules unless the employee specifically notifies SUPERVALU that the employee chooses not to participate. Thereafter, employees must make an election to change their contribution percentage. The Plan allows for employee contributions to the Plan of 1% to 50% of their recognized compensation, subject to the limitations by the Internal Revenue Service (“IRS”). Participant contributions up to 6% of their recognized compensation are matched by SUPERVALU at a rate of 100% of the first 4% of compensation and an additional 50% match on the next 2% of compensation. An additional discretionary employer contribution of 0 to 3% of compensation may be made by SUPERVALU. Except in the case of death or retirement after the age of 65, the additional discretionary employer

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007,
AND FOR THE YEAR ENDED DECEMBER 31, 2008
contribution is earned by any participant having worked 1,000 hours during the Plan year and employed on the last day of the Plan year. Employees of collectively bargained units may have alternative matching and Company contribution arrangements.
Vesting
Participant contributions plus actual earnings thereon are immediately vested. Beginning January 1, 2008, all employer contributions plus earnings thereon are vested 100% after two years of employment. Employer contributions plus earnings thereon received for plan years prior to January 1, 2008, including amounts from plans merged into the Plan, retained their previous vesting schedules.
Loans to Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month preceding the month in which the loan was granted. Principal and interest is paid through payroll deductions, with the maximum term of five years, except for loans for the purchase of a primary home which have a maximum term of 10 years. Loan interest rates range from 3.0% to 10.5% as of December 31, 2008. The loans are valued based on amortized cost which approximates fair value using discounted cash flows as of December 31, 2008 and 2007.
Payment of Benefits
Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested account. Benefits under the Plan are payable in a lump sum or through installment payments. Participants currently employed by SUPERVALU can withdraw any after-tax contributions and rollover contributions at any time, subject to required federal withholding. Participants may receive an in-service hardship distribution from the vested portion of their balances, with the exception of employer contributions received during the year ended December 31, 2008, after receiving approval from the Plan administrator.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of SUPERVALU Common Stock allocated to the participant’s account. Shares of SUPERVALU Common Stock for which participants do not timely return proxy or voting instruction cards shall be voted by the trustee in proportion to the results for those votes returned by participants.
Forfeited Accounts
At December 31, 2008 and 2007, forfeited nonvested accounts totaled $863,161 and $5,183,720, respectively. Forfeitures of nonvested amounts are used to restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions or pay Plan expenses. For the year ended December 31, 2008, Plan expenses were reduced by $559,359 from forfeited nonvested accounts.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared under the accrual basis method of accounting in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the Plan’s interest in the Master Trusts as well as the adjustment of the

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007,
AND FOR THE YEAR ENDED DECEMBER 31, 2008
fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investments Valuation and Income Recognition
As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:
Level 1—Quoted prices in active markets for identical assets or liabilities;
Level 2—Observable inputs other than those included in Level 1 including quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets;
Level 3—Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset.
The Plan’s interests in the Master Trusts are valued based on the beginning of the period value of the Plan’s interests in the Master Trusts plus actual contributions and less allocated investment loss, actual distributions and allocated administrative expenses. If available, quoted market prices are used to value the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms, the trustee and insurance companies. See Note 3, Plan’s Interest in Master Trusts.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The State Street Master Trust holds a variety of investments, including certain derivative instruments. Investment managers are generally permitted to use derivative instruments including swaps, options, futures, and forward contracts to manage portfolio risks (e.g., interest rate and credit risks and foreign currency exposures). Derivatives may also be used to enhance portfolio returns and to mimic the investment performance of broad market benchmarks. For the year ended December 31, 2008, the State Street Master Trust had net investment losses of $244,443,035 related to derivative instruments. Investment managers are prohibited from using derivative securities that leverage the portfolio.
The State Street Master Trust holds “To-Be-Announced” (“TBA”) government agency mortgage forward contracts that require the State Street Master Trust to take delivery of a government agency mortgage-backed security at a settlement date in the future. A majority of the TBAs are settled at the first available period allowed under the contract. However, the deliveries of some of the State Street Master Trust’s TBA securities happen at a later date, thus extending the forward contract date. These securities are reported at fair value as other invested assets with the changes in fair value reported in net unrealized gains and losses. As of December 31, 2008, the State Street Master Trust had certain TBA mortgage securities in the amount of $241,429,242 considered to be derivative instruments that are classified in the net payable for securities purchased.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007,
AND FOR THE YEAR ENDED DECEMBER 31, 2008
Administrative Expenses
Administrative expenses are generally paid by the Plan, except to the extent that SUPERVALU, at its discretion, directly pays for certain expenses.
Risks and Uncertainties
The State Street Master Trust invests in various investment options. These investment options are exposed to various risks, such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
3.	Plan’s Interest in Master Trusts
Each of the Plan’s interest in the Master Trusts represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007.
Under the terms of the trust agreements, the trustees manage investments on behalf of the Plan and are held together with assets of other plans sponsored by SUPERVALU in the State Street Master Trust.

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007,
AND FOR THE YEAR ENDED DECEMBER 31, 2008
State Street Master Trust
At December 31, 2008 and 2007, the Plan’s interest in the net assets of the State Street Master Trust was 79% and 53%, respectively. As of December 31, 2008 and 2007, fair values of investments in the State Street Master Trust are as follows:

	2008	2007
Investments at fair value:
Common stock	$1,008,285,118	$1,421,024,701
Mutual funds / common collective trusts	2,417,688,906	905,446,925
Guaranteed investment contracts	1,092,335,369	—
Corporate bonds and debentures	280,714,771	123,268,454
U.S. government securities	450,520,992	860,131,786
Commercial paper and short-term investments	156,762,597	618,703,763
Mortgage backed securities	172,113,147	135,897,069
Other	31,101,242	(28,585,894)

Total investments	$5,609,522,142	$4,035,886,804

Net payable for securities purchased	(242,948,156)	(164,327,114)

Net assets at fair value	$5,366,573,986	$3,871,559,690

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	54,502,396	—

Net assets at contract value	$5,421,076,382	$3,871,559,690

Investment income (loss) for the State Street Master Trust for the year ended December 31, 2008 is as follows:

2008
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Common stock	$(801,298,637)
Mutual funds / common collective trusts	(932,763,884)
Guaranteed investment contracts	43,854,620
Corporate bonds and debentures	(295,686,039)
U.S. government securities	23,292,550
Commercial paper and short-term investments	98,841
Mortgage backed securities	(67,622,712)
Other	(20,033,599)

(2,050,158,860)

Dividends	42,790,956
Interest	55,116,552

Net investment loss	$(1,952,251,352)

The State Street Master Trust contains direct investments in a traditional guaranteed investment contract (“GIC”) and synthetic GICs (collectively the “Stable Value Fund”) with Ameriprise Trust Company (“Ameriprise”), which is presented at fair value at December 31, 2008 as shown above. In determining the net assets available for benefits at December 31, 2008, the Stable Value Fund is recorded at its contract value of $1,146,837,765, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive. In addition, the State Street Master Trust holds a series of wrap guarantee agreements that can be utilized in the event the issuer of the wrapper contract falls below certain credit rating criteria.

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007,
AND FOR THE YEAR ENDED DECEMBER 31, 2008
Contract value, as reported to the Plan by Ameriprise, represents contributions made under the contract, less losses and participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis. The crediting interest rate at December 31, 2008 was 4.71%. The average yield at December 31, 2008 was 4.75%.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The Stable Value Fund does not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice. The synthetic GICs within the Stable Value Fund are placed with financial institutions whose Standard & Poor’s credit rating is A- or higher.
The following is a description of the valuation methodologies used for investments measured at fair value in the State Street Master Trust:
Common stock— Valued at the closing price reported in the active market in which the individual securities are traded.
Mutual funds / common collective trusts— Certain mutual funds are valued at the closing price reported in the active market in which the mutual fund is traded. Other mutual funds and pooled separate accounts are valued at its Net Asset Value (“NAV”), which is based on the value of the underlying securities owned by the fund and divided by the number of shares outstanding.
Guaranteed investment contracts— Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.
Corporate bonds and debentures— Valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments.
U.S. government securities— Certain U.S. government securities are valued at the closing price reported in the active market in which the security is traded. Other U.S. government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.
Commercial paper and short-term investments— Certain commercial paper and short-term investments are valued at the closing price reported in the active market in which the security is traded. Other commercial paper and short-term investments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.
Mortgage backed securities— Valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments.
Swaps— Valued using closing prices of comparable securities with similar terms. When quotes prices are not available for identical or similar securities, the security is valued under an approach that maximizes observable inputs, such as gathering consensus data from the market participant’s best estimate of mid market for actual trades or positions held.

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007,
AND FOR THE YEAR ENDED DECEMBER 31, 2008
Other— Certain securities are valued at the closing price reported in the active market in which the security is traded. Certain securities are valued at its NAV, which is based on the value of the underlying securities owned by the fund and divided by the number of shares outstanding. Other securities are valued based on acquisition cost and adjusted annually based on audited financial statements.
The following sets forth by classification within the fair value hierarchy the State Street Master Trust investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Common stock	$1,004,143,637	$4,141,481	$—	$1,008,285,118
Mutual funds / common collective trusts	130,302,170	2,287,386,735	—	2,417,688,905
Guaranteed investment contracts	—	1,092,335,369	—	1,092,335,369
Corporate bonds and debentures	—	280,714,771	—	280,714,771
U.S. government securities	22,876,904	427,644,088	—	450,520,992
Commercial paper and short-term investments	35,274,278	121,488,319	—	156,762,597
Mortgage backed securities	—	172,113,147	—	172,113,147
Other	(1,545,757)	18,996,999	13,650,000	31,101,242

Total assets at fair value	$1,191,051,232	$4,404,820,909	$13,650,000	$5,609,522,141

The following is a summary of changes in the fair value for the State Street Master Trust level 3 investments for the year ended December 31, 2008:

Level 3 Assets
Other
Balance, beginning of year	$—
Realized gains	—
Unrealized gains relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	13,650,000

Balance, end of year	$13,650,000

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007,
AND FOR THE YEAR ENDED DECEMBER 31, 2008
Bank of New York Master Trust
At December 31, 2007, the Plan’s interest in the net assets of the Bank of New York Master Trust was 100%. In January 2008, all assets held in the Bank of New York Master Trust were transferred to the State Street Master Trust and there was no investment income for the year ended December 31, 2008 in the Bank of New York Master Trust. As of December 31, 2007, fair values of investments in the Bank of New York Master Trust were as follows:

2007
Investments at fair value:
Receivable from liquidated assets	$263,511,630
Common and preferred stock	154,054,108
SUPERVALU, INC. common stock	99,713,752
Mutual funds / pooled separate accounts	89,748,380
Corporate bonds and debentures	99,713,752
Commercial paper and short-term investments	1,957,177
Synthetic guaranteed investment contract	207,293,150

Total investments at fair value	915,991,949

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,487,479)

Total investments at contract value	$914,504,470

The Bank of New York Master Trust held an investment in a GIC (“Principal Conservation Fund”), which was presented at fair value at December 31, 2007 as shown above. The Principal Conservation Fund contained direct investments in a traditional GIC and synthetic GICs. In determining the net assets available for benefits, at December 31, 2007, the Principal Conservation Fund was recorded at its contract value of $205,805,671, which was equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive.
Contract value, as reported to the Plan by the trustee, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There were no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate was based on a formula agreed upon with the issuer. Such interest rates were reviewed and reset on a quarterly basis. The crediting interest rate at December 31, 2007 was 4.37%. The average yield at December 31, 2007 was 5.01%.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The Principal Conservation Fund does not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice. The Principal Conservation Fund was placed with a financial institution with a credit rating of A.

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007,
AND FOR THE YEAR ENDED DECEMBER 31, 2008
     Fidelity Master Trust
At December 31, 2007, the Plan’s interest in the net assets of the Fidelity Master Trust was 100%. In January 2008, all assets held in the Fidelity Master Trust were transferred to the State Street Master Trust and there was no investment income for the year ended December 31, 2008 in the Fidelity Master Trust. As of December 31, 2007, fair values of investments in the Fidelity Master Trust are as follows:

2007
Investments at fair value:
SUPERVALU INC. Common Stock	$56,860,434
Mutual funds / pooled separate accounts	2,120,930,701
U.S. government securities	4,568
Commercial paper and short-term investments	39,331,766
Synthetic guaranteed investment contracts	580,617,995

Total investments at fair value	2,797,745,464
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	8,614,989

Total investments at contract value	$2,806,360,453

The Fidelity Master Trust held an investment in a synthetic GIC, which was presented at fair value at December 31, 2007 as shown above. In determining the net assets available for benefits at December 31, 2007 the synthetic GIC was recorded at its contract value of $589,232,984, which was equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive. In addition, the Fidelity Master Trust held a wrap guarantee agreement that could have been utilized in the event the issuer of the wrapper contract fell below certain credit rating criteria.
Contract value, as reported to the Plan by Principal Global Investors, represented contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There were no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate was based on a formula agreed upon with the issuer. Such interest rates were reviewed and reset on a quarterly basis. The crediting interest rate at December 31, 2007 was 5.40%. The average yield at December 31, 2007 was 5.55%.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The synthetic GIC does not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice. The synthetic GIC was placed with a financial institution with a credit rating of A.

SUPERVALU STAR 401(k) PLAN
(FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007,
AND FOR THE YEAR ENDED DECEMBER 31, 2008
4.	Plan Termination
Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.
5.	Federal Income Tax Status
The IRS has determined and informed the Company by letter dated May 8, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator and the Plan’s ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
6.	Related-Party Transactions
Certain investments in the Master Trusts are shares of mutual funds managed by the trustees. Transactions with the trustees qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
7.	Reconciliation of the Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$4,455,225,816	$6,025,453,521
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(54,497,647)	(7,127,510)

Net assets available for benefits per Form 5500	$4,400,728,169	$6,018,326,011

The following is a reconciliation of investment income per the financial statements to Form 5500 for the year ended December 31, 2008:

Net Investment loss per the financial statements	$(1,425,607,935)
Less: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	(54,497,647)
Add: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	7,127,510

Investment loss per Form 5500	$(1,472,978,072)

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

SUPERVALU STAR 401(K) PLAN
FORMERLY THE SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description of Investment, Including Maturity
Identity of Issuer, Borrower,	Date, Rate of Interest, Collateral, Par or Maturity
Lessor or Similar Party	Value	Cost	Current Value
*Loans to Participants	20,999 Loans to Participants (maturing 2009 to 2018) at interest rates of 3.0% to 10.5%	**	178,156,799

*	Party - in - interest

**	Cost of asset information is not required for participant-directed investments and, therefore, is not included.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU STAR 401(k) Plan, formerly the SUPERVALU Pre-Tax Savings and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
 SUPERVALU STAR 401(k) Plan

DATE: June 29, 2009	By:	SUPERVALU INC., the plan administrator

By:	/s/ Sherry M. Smith
Sherry M. Smith
Senior Vice President, Finance